UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

As of March 19, 2003

RiT TECHNOLOGIES LTD.

(Translation of registrant’s name into English)

24 Raoul Wallenberg Street, Tel Aviv 69719, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No  X

Nasdaq Withdraws Delisting Proceedings Against RiT

-- Shares to Continue Trading on the Nasdaq National Market --

Tel Aviv, Israel – March 13, 2003 – RiT Technologies (NASDAQ: RITT) announced today that Nasdaq has withdrawn all proceedings regarding the delisting of its ordinary shares from the Nasdaq National Market. The withdrawal followed the Company’s demonstration that its publicly-held ordinary shares had achieved a minimum market value ("MVPHS") of $5 million for 10 consecutive business days as required by Nasdaq’s Marketplace Rule 4450(a).

As previously announced, the Company originally received the Nasdaq Staff Determination regarding non-compliance with Marketplace Rule 4450(a) on January 28, 2003, and subsequently appealed the determination. Having considered the appeal, Nasdaq has now confirmed that the Company's shares are in compliance with all conditions necessary for continued listing on the Nasdaq National Market.

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About RiT Technologies

RiT Technologies is the pioneer and world-leading provider of real-time physical layer management solutions. Our innovative technologies are the key to controlling a network’s physical layer while increasing productivity, maximizing performance and return on investment for our customers. PatchView™, RiT’s advanced solution for the enterprise enables full web-based management, planning and troubleshooting of network physical layer connectivity.

PairView™ and PairQ™ solutions are aimed at the outside plant network management market, enabling Telcos to better utilize their investment in copper infrastructure while improving their ability to provision and mass qualify for high bandwidth services (xDSL), improving deployment and margins.

RiT's global network spans 60 countries. Key customers include major financial institutions, corporations and global telecommunications companies such as; Deutsche Telekom, Alcatel, TELMEX, TELENOR, The New York Mercantile Exchange (NYMEX), ING Barings, INVESCO, Diageo, Daewoo, Reuters.

RiT is a member of the RAD group, a world leader in communications solutions.

For more information, please visit our website: www.RiTtech.com

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Safe Harbor statement under the Private Securities Litigation Reform Act of 1995: This release contains forward looking statements that are subject to risks and uncertainties, including, but not limited to, the impact of competitive products and pricing, product demand and market acceptance, new product development, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results and other risk and other risks detailed from time to time in the Company’s filings with the Securities Exchange Commission.

This press release is available at http://www.rittech.com/ and http://www.portfoliopr.com/

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RiT TECHNOLOGIES LTD.

Date: March 19, 2003

By:

s/Liam Galin_________________

Liam Galin

President, Chief Executive Officer

and Director